SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 33-62598

____________________FAIRFIELD MANUFACTURING COMPANY, INC.__________________

(Exact name of registrant as specified in its charter)

U.S. 52 South

Lafayette, IN

___________________________(765) 772-4000__________________________

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_________________11-1/4% Series A Cumulative Exchangeable Preferred Stock________________

(Title of each class of Securities covered by this Form)

_______________________________________None_____________________________________

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6 [ ]

Rule 12h-3(b)(1)(i) [x]

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934, Fairfield Manufacturing Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2003 By: /s/Richard A. Bush

Name: Richard A. Bush

Title: Senior Vice President and

  Chief Financial Officer